GLOBEPAN RESOURCES, INC.
                           6518 121st Street, Suite 5
                            Surrey, British Columbia
                                 Canada V3W 1C4
                            Telephone: (604) 762-0755
                            Facsimile: (604) 592-6553

February o, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20005

Attention:   Charito A. Mittelman

Dear Sirs:

Re:      Globepan Resources, Inc.  - Form SB-2 (File No. 333-128226)

Further  to  your  comment  letter  dated  December  28,  2005   concerning  our
registration statement on Form SB-2, we respond as follows:

General

1. We note your disclosure that this is the initial public offering of Globepan by the selling shareholders who will sell your shares at $0.30 per share until your shares are quoted on the OTCBB at which time they will sell at prevailing market prices. Since you are not S-3 eligible, if this offering constitutes a primary offering rather than an offering by or on behalf of persons other than the registrant, sales will have to be made at a fixed price for the duration of the offering and you will need to name the selling shareholders as underwriters in this offering. As we stated in our prior comment 1 your offering appears to constitute an offering by or on behalf of the registrant under Rule 415(a)(4) since the registration statement covers the resale of all outstanding securities other than those held by Mr. Field, your sole officer, director, employee and 45% shareholder. We note your response to prior comment 1 that no securities are being sold by or on behalf of the registrant and therefore you meet the requirements of an offering by or on your behalf of persons other than the registrant. However, it unclear how you concluded that the resale of all of Globepan's shares, except Mr. Field's shares, which shares were purchased at significantly discounted prices shortly before the filing of your registration statement does not constitute a primary offering of securities on behalf of the registrant. Please significantly expand your response to provide analytical support for your conclusion since the issue of whether an offering styled a secondary one is really one on behalf of the issuer is a difficult factual one and not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and whether under all the circumstances it appear that the sellers are acting as conduits for the issuer. See the July 1997 Manual of Publicly Available Telephone Interpretations, D. 29, for the guidance.

         Determining  whether a  secondary  offering  is  essentially  a primary offering requires a factual analysis of whether the selling shareholders are actually underwriters selling on our behalf. The term "underwriter" is defined in Section 2(11) of the Securities Act as "any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking."

         In order for one to be classified as an underwriter, one must lack investment intent. For purposes of determining whether one is acting as an underwriter, the presence of investment intent by a purchaser of securities is ascertained by reviewing the factual circumstance surrounding the issuance of the securities.

         The investment intent by a purchaser of securities is ascertained by reviewing the factual circumstance surrounding the issuance of the securities. First, each shareholder warranted in the subscription agreement they executed that they were acquiring our securities with investment intent and not with a view to distribution. Second, the information provided indicates that none of the selling shareholders are in the business of underwriting securities or are associated with persons who are in the business of underwriting securities. Our sole officer and director, Mr. Field, maintains a personal relationship with each shareholder and has confirmed that he is unaware of any instance where any of the selling shareholders acted as an underwriter. Third, we will receive no proceeds from the sale of securities by the selling shareholders. Fourth, the circumstance at the time of each issuance does not support any basis for the claim that the subsequent sale of the securities was contemplated by any selling shareholder at the point of purchase.

         Each shareholder acquired unregistered securities which were restricted and not freely transferable under the Securities Act. At the time of issuance, no registration rights were granted and the filing of the pending registration statement was not contemplated by us. At this time, we were exclusively seeking to raise financing in a private equity offering in order to implement our business plan. In addition, there is no assurance that our securities will ever be quoted on the OTC Bulletin Board. Therefore, the factual circumstances surrounding the issuance of securities to the selling shareholders in the pending registration statement evidence that the selling shareholders purchased with investment intent and any subsequent sale of the securities acquired was not contemplated at the time they were purchased from us.

         Accordingly,  it appears to us that the  selling  shareholders  are not underwriters selling on our behalf because selling shareholders purchased with investment intent and any subsequent sale of the securities acquired was not contemplated at the time they were purchased.

Risk Factors

If a market for our shares does not develop...page

2. We note the added disclosure on the cover page and on page 11 in response to previous comment 10. However, please make similar revisions to the disclosure on page 10 where you state that you will apply for "listing" on the over the counter bulletin board. You should revise to clarify that the shares will be "quoted" on the bulletin board subject to approval of the application submitted by the market maker.

         We have revised the noted risk factor to clarify that our shares would be quoted on the bulletin board and that this would be subject to a market maker filing an application on our behalf.

Property Agreement, page 21

3. We note your response to previous comment 17. Please add a risk factor clarifying that the mineral claims to the NAK property that you hold are held in trust by the seller and discuss the related risk should the seller become bankrupt or transfer the claims to a third party. Please also tell us what consideration you have given to including a risk factor discussing the risks to your continued ownership of the claims if the government changes the exploration work requirements.

         We have added a risk factor disclosing that the Nak mineral claims are held in trust and discussing the associated risks.

         We have determined that it is not necessary to include a risk regarding potential changes in the government exploration work requirements for the following reasons:

          a) the Canadian government has not indicated that any exploration work increases are contemplated; and

          b) the current exploration work requirement for the two Nak claims is $200. Even if this amount was doubled, it would still be far less than our anticipated exploration expenditures of an aggregate of $10,000 for phases one and two.

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Financial Statements

Note 3 - Mineral Property, page 37

4. We have reviewed your response to comment 26. Please clarify here and in the "Property Agreement" section on page 21 whether or not there are any other costs associated with extending the claims (e.g. filing fees, etc) or whether there are any restrictions on the number of times that the claim may be extended.

         We have disclosed that there are no additional costs associated with extending the claims and that there are no restrictions on the number of times that claims may be extended.

5. In addition please clarify here and throughout your document whether the BSM-2 claim is part of the NAK claims.

         We have revised all of our disclosure to clarify that the proper name of the property is the Nak claims.

         Yours truly,

         /s/ Russell Field

         Globepan Resources, Inc.
         Russell Field, President